AM 4-5-2004

04016947

D STATES
.CHANGE COMMISSION
Washington, D.C. 20549

VP 4-1-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48614

SEC MAIL PROCESSING RECEIVED MAR 26 2004 WASH. D.C. SECTION 187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

InvestIN Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4245 North Central Expwy., Suite 465
(No. and Street)

Dallas	Texas	75205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laurence D. Briggs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of InvestIN Securities Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Rosemary R.
Notary Public, State of Texas
My Commission Expires
MARCH 14, 2005

Signature

President and Chief Executive Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INVESTIN SECURITIES CORP.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2003

INVESTIN SECURITIES CORP.

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7 - 9
SUPPORTING SCHEDULES	
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11 - 12
Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	15 - 16

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
InvestIN Securities Corp.

We have audited the accompanying statement of financial condition of InvestIN Securities Corp., as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InvestIN Securities Corp., as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP
CF & CO., L.L.P.

Dallas, Texas
March 23, 2004

INVESTIN SECURITIES CORP.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$	27,492
Securities owned		40,227
Receivable from broker-dealer		13,217
Other receivables		4,570
Prepaid expenses and deposits		12,118
Deposit with clearing broker-dealer		28,419
Property and equipment, net of accumulated depreciation of $193,376		36,087
Total Assets	$	162,130

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable - trade	$	44,625
Commissions payable		25,370
Total liabilities		69,995
Stockholders' equity:		
Common stock, par value, $0.001 per share, 4,000,000 shares authorized, 230,100 shares issued and outstanding		230
Additional paid-in capital		312,315
Retained earnings (deficit)		(220,410)
Total stockholders' equity		92,135
Total Liabilities and Stockholders' Equity	$	162,130

The accompanying notes are an integral part of these financial statements.

INVESTIN SECURITIES CORP.
Statement of Income
For the Year Ended December 31, 2003

Revenues:	
Commissions revenue	$ 1,104,483
Software fees	199,673
Interest income	43,315
Trading gains/losses	16,215
Other income	25,504
Total revenues	1,389,190
Expenses:	
Transaction rebates	13,124
Commissions expense	290,036
Selling expenses	230
Payroll expense	293,113
General and administrative expense	204,886
Clearing and execution expense	512,010
Total expenses	1,313,399
Income (loss) before income taxes	75,791
Provision for income taxes	--
Net income (loss)	$ 75,791

The accompanying notes are an integral part of these financial statements.

INVESTIN SECURITIES CORP.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at December 31, 2002	230,100	$ 230	$ 312,315	$ 49,946	$ 362,491
Dividends	--	--	--	(346,147)	(346,147)
Net income (loss)	--	--	--	75,791	75,791
Balance at December 31, 2003	230,100	$ 230	$ 312,315	$ (220,410)	$ 92,135

The accompanying notes are an integral part of these financial statements.

INVESTIN SECURITIES CORP.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2003

Balance at December 31, 2002	$	--
Increases		--
Decreases		--
Balance at December 31, 2003	$	--

The accompanying notes are an integral part of these financial statements.

INVESTIN SECURITIES CORP.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities	
Net income (loss)	$ 75,791
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities	
Depreciation	28,081
(Increase) decrease in securities owned	(16,215)
(Increase) decrease in receivable from broker-dealer	3,753
(Increase) decrease in prepaid assets	23,192
(Increase) decrease in deposit with broker-dealer	(75)
Increase (decrease) in accounts payable	(95,075)
Increase (decrease) in commissions payable	(1,479)
Net cash provided (used) by operating activities	17,973
Cash flows from financing activities	
Dividends paid	(104,715)
Net cash provided (used) by financing activities	(104,715)
Net increase (decrease) in cash and cash equivalents	(86,742)
Cash and cash equivalents at beginning of year	114,234
Cash and cash equivalents at end of year	$ 27,492
Supplemental Disclosures	
Noncash Investing and Financing Activities	
Non-cash dividend paid	$ (241,432)
Reduction in receivable from Parent	$ 241,432
Cash Paid During the Year for:	
Interest	$ 5,907
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

INVESTIN SECURITIES CORP.
Notes to Financial Statements
December 31, 2003

Note 1 - Summary of Significant Accounting Policies

InvestIN Securities Corp. (the "Company"), is a financial services company incorporated in 1995, and is a wholly-owned subsidiary of Direct Access Trader Corp. (the "Parent"). The Company is a registered broker/dealer and a member of the National Association of Securities Dealers ("NASD"), Securities Industry Association ("SIA"), Securities Investor Protection Corporation ("SIPC") and Bond Market Association ("BMA").

The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belong to the Company's customers would be handled by a clearing broker-dealer.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Differences from those estimates are recorded in the period they become known.

Cash and Cash Equivalents

Cash and cash equivalents represent liquid investments with maturities at the date of acquisition of three months or less.

Cash Concentration

Cash account balances often exceed the federally insured limit.

Revenue Recognition

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Income Taxes

The Company files a consolidated federal tax return with the Parent and records its share of the consolidated federal tax expense on a separate return basis.

Note 1 - Summary of Significant Accounting Policies, continued

Income Taxes, continued

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes may differ from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed on an accelerated basis over the estimated remaining useful lives of the assets of 5 to 7 years.

Securities Transactions

Securities transactions are recorded on the trade date. Marketable securities are reflected at market value.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of approximately $29,277 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.39 to 1 at December 31, 2003. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Lease Commitments

The Company leases its computer system, equipment and office space under noncancelable leases expiring in 2004. Rent expense under these and other leases was approximately $50,742 during fiscal 2003.

Note 5 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 6 - Income Taxes

The Company incurred a tax loss of approximately $395,000 during 2001 and 2002 resulting in an income tax benefit of approximately $138,000. The realization of this benefit is dependent on future earnings, if any, at the consolidated tax return level, the timing and amount of which is uncertain. Accordingly, management has established a valuation allowance equal to the amount of the income tax benefit.

During 2003, the Company earned taxable income of approximately $76,000 thus utilizing approximately $26,600 of the valuation allowance leaving a remaining valuation allowance of $111,400.

The net operating losses carryforward at the Parent consolidation level will expire in nineteen years.

Note 9 - Deposit with Clearing Broker-Dealer

Under the Company's clearing agreement with its clearing broker-dealer, the Company is required to maintain a deposit of $28,419.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2003

Schedule I

INVESTIN SECURITIES CORP.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 92,135
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		92,135
Deductions and/or charges		
Non-allowable assets:		
Petty cash	$ 104	
Prepaid expenses and deposits	12,118	
Property and equipment	36,087	
Other receivables	4,570	(52,879)
Net capital before haircuts on securities positions		39,256
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Trading securities	6,034	
Undue concentration	3,945	(9,979)
Net capital		$ 29,277

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 69,995
Total aggregate indebtedness	$ 69,995

Schedule I (continued)

INVESTIN SECURITIES CORP.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 4,666
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 24,277
Excess net capital at 1000%	$ 22,277
Ratio: Aggregate indebtedness to net capital	2.39 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile material differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital per Company's (unaudited) Focus II report	$ 33,504
Additional non-allowable assets:	
Other receivables	(4,570)
Petty cash	(104)
Computation of undue concentration	447
Net capital per audited report	$ 29,277

Schedule II

INVESTIN SECURITIES CORP.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Penson Financial Services, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2003

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
InvestIN Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of InvestIN Securities Corp. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & CO., L.L.P.

Dallas, Texas
March 23, 2004